EXHIBIT 1

Contact:
Icahn Capital LP
Susan Gordon
 (212) 702-4309

CARL ICAHN RELEASES OPEN LETTER TO XEROX SHAREHOLDERS

New York, New York, January 18, 2018 – Today Carl C. Icahn released the following open letter to the shareholders of Xerox Corporation (NYSE: XRX):

Carl C. Icahn
767 Fifth Avenue, 47th Floor
New York, New York 10153

January 18, 2018

Ladies and Gentlemen:

Last week, the Wall Street Journal reported that Xerox is in talks with Fujifilm regarding potential transactions that may or may not include a change of control of Xerox. In addition, Darwin Deason, Xerox's third largest shareholder, yesterday urged Xerox to disclose its joint venture agreement with Fuji and to explore its strategic alternatives regarding Fuji.

With respect to Mr. Deason's view that the Fuji Xerox joint venture should be revised or terminated in light of the recent accounting scandal at Fuji Xerox, it is hard to see how any Xerox shareholder could disagree (even given the paucity and opacity of the company's public disclosures regarding the terms of the arrangement). We are obviously in favor of renegotiating the joint venture agreement to make it more favorable for Xerox. This should have been done a long, long time ago. It is self-evident that the current management team is clearly incapable of doing so. If the "old guard" directors are similarly incapable, or unwilling to do the work necessary to rectify this dire situation for shareholders, then they must be replaced. And if the joint venture is standing in the way of opportunities to create long term value for Xerox shareholders, then we believe scrapping it entirely should be on the table. It goes without saying that we are in complete agreement with Mr. Deason's view that Xerox should immediately disclose the joint venture agreement with Fuji.

If the long-tenured directors at Xerox continue to refuse to acknowledge that change is needed, then we believe it is mandatory for shareholders to speak up and demand that further new blood be introduced into the boardroom. We do not take these actions lightly. We have a great deal of respect for many of the board members and executives we encounter, often maintaining relationships for long after we cease to have investments in their companies. In fact, in the many decades we have been investing and serving on boards of directors, we cannot recall another situation where relations with a company have deteriorated to such an extent that one of our representatives was forced to take the drastic step of resigning from a board over a disagreement.

We cannot comment on the accuracy of the Wall Street Journal reports regarding a potential deal between Xerox and Fuji – except to say that, unfortunately, we can confirm the Journal's statement that Xerox is "languishing." However, we are free to share our own views with shareholders, and we intend to do so on a regular basis.

We are not predisposed to approve or disapprove of any transaction with Fuji or any other party. If a transaction makes sense and increases value for Xerox shareholders then we, being the largest, would naturally be in favor. One thing we are certain of, however, is that the current management team and the "old guard" directors are ill-equipped to negotiate a major transaction with Fuji. Further, we do not believe this team is qualified to run Xerox, let alone some larger combination of Xerox and Fuji. Therefore, while we might be in favor of a potential transaction with Fuji, we would likely oppose any deal that saddles a new company with a management team comprised of the detritus of the Xerox "old guard".

In June of 2016, we entered into an agreement with Xerox, pursuant to which Jonathan Christodoro, one of our former employees, was appointed as a member of Xerox's board of directors. In December of 2017, Jonathan resigned from the board due to disagreements over issues vital to Xerox's current and future wellbeing. Following his resignation, we notified Xerox that we intend to nominate and seek to elect 4 highly-qualified individuals (Jonathan, Keith Cozza, Jay Firestone and Randy Read) to the board at the 2018 annual meeting of shareholders.

The Xerox board includes several long-tenured directors – the last vestige of the "old guard" – who are a daily reminder of Xerox's ignoble past under the leadership of former CEO Ursula Burns (who in 2014 was ranked number 4 on Time Magazine's list of "9 CEOs With the Absolute Worst Reputations"):

William Curt Hunter – Director since 2004;

Robert J. Keegan – Director since 2010;

Charles Prince – Director since 2008;

Ann N. Reese – Director since 2003; and

Sara Martinez Tucker – Director since 2011.

Over a year ago, Xerox completed the separation of Conduent and heralded the beginning of a "new chapter." However, instead of bringing in a world-class CEO from the outside to revitalize Xerox, the reins were handed to Jeff Jacobson, an acolyte of Ms. Burns who has served as an executive of Xerox since 2012. We believe Mr. Jacobson is incapable of (1) introducing new products that do more than play catch-up to competitors and (2) acknowledging that cost-cutting alone is not a formula for changing the current alarming revenue trajectory of "mid-single digit" annual declines.

We are not willing to wait any longer for the change that is so desperately needed. We will not sit idly by and watch Xerox continue to drift towards extinction. We will not be held hostage by the "old guard." We believe drastic action is needed NOW because we fear that failing to replace Jeff Jacobson as CEO could inevitably result in the loss of our entire investment.

We have shown time and time again that replacing an ineffective CEO can lead to billions and billions of dollars of value creation for ALL shareholders. To name just a few examples over the last few years, simply look at eBay, Forest Laboratories, Hologic and Manitowoc. We are hopeful that a change in senior leadership will lead to similar value creation at Xerox. The long-tenured members of the board seem to have their heads in the sand. There is still time for change – but very little time. Stay tuned for more.

Sincerely yours,

Carl C. Icahn

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE SHAREHOLDERS OF XEROX CORPORATION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF XEROX CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY CARL C. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2017.